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EXHIBIT 12

Alaska Air Group, Inc.

Calculation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	2000	1999	1998	1997	1996
Earnings:
Income before income tax expense	$(15,700)	$220,700	$204,400	$123,600	$64,349
Less: Capitalized interest	(15,500)	(10,200)	(6,600)	(5,300)	(1,031)
Add:
Interest on indebtedness	36,000	16,300	21,200	33,600	38,394
Amortization of debt expense	330	440	682	685	1,224
Portion of rent under long-term operating leases representative of an interest factor	80,680	81,437	80,547	72,900	71,562

Earnings Available for Fixed Charges	$85,810	$308,677	$300,229	$225,485	$174,498

Fixed Charges:
Interest	36,000	16,300	21,200	33,600	38,394
Amortization of debt expense	330	440	682	685	1,224
Portion of rent under long-term operating leases representative of an interest factor	80,680	81,437	80,547	72,900	71,562

Total Fixed Charges	$117,010	$98,177	$102,429	$107,185	$111,180

Ratio of Earnings to Fixed Charges	0.73	3.14	2.93	2.10	1.57

Coverage deficiency	$31,200	—	—	—	—

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Alaska Air Group, Inc. Calculation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)